Invea Therapeutics, Inc.

2614 Boston Post Road, Suite 33AR.

Guilford Connecticut 06437

March 29, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Lauren Sprague Hamill
Mr. Jason Drory
Mr. Eric Atallah
Ms. Vanessa Robertson

Re:	Invea Therapeutics, Inc.
Withdrawal of Registration Statement on Form S-1
File No. 333-275109

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Invea Therapeutics Inc. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1 (File No. 333-275109) together with all exhibits and amendments thereto (collectively, the “Registration Statement”) initially filed with the Commission on October 20, 2023.

The Registrant has determined not to pursue the public offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Commission and the Registrant confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Registrant further hereby requests, pursuant to Rule 418 promulgated under the Securities Act, that any supplemental materials transmitted to the Commission by the Registrant, be returned to the Registrant or destroyed promptly by the staff. If returned, the supplemental materials may be returned to Cooley LLP, attention Christian Plaza, the Registrant’s responsible representative, at 11951 Freedom Drive Suite 1400, Reston, VA 20194.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Registrant proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Should you have any questions regarding this request, please do not hesitate to contact counsel to the Registrant, Christian Plaza of Cooley LLP at (703) 456-8006, or in his absence, Mark Ballantyne at (703) 456-8084.

Sincerely,

Invea Therapeutics, Inc.

By:	/s/ Krishnan Nandabalan
Name:	Krishnan Nandabalan
Title:	Chief Executive Officer

Cc:	Christian Plaza, Cooley LLP
Mark Ballantyne, Cooley LLP
Madison Jones, Cooley LLP
Ilir Mujalovic, Shearman & Sterling LLP